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                          January 27, 2023

       Anatoly Dritschilo, M.D.
       Chief Executive Officer
       Shuttle Pharmaceuticals Holdings, Inc.
       One Research Court, Suite 450
       Rockville, Maryland 20850

                                                        Re: Shuttle
Pharmaceuticals Holdings, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed January 25,
2023
                                                            File No. 333-269414

       Dear Anatoly Dritschilo:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Crawford at 202-551-7767 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Megan J. Penick, Esq.